UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For September 22, 2026

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony”)

HARMONY PRICES US$500 MILLION GUARANTEED SENIOR UNSECURED CONVERTIBLE BONDS

NOT FOR PUBLICATION OR DISTRIBUTION IN OR INTO AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION IN WHICH SUCH DISTRIBUTION, OFFERS OR SALES, WOULD BE PROHIBITED BY APPLICABLE LAW
The securities proposed to be offered pursuant to the Offering referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended, and are being offered and sold only outside the United States to persons that are not, and are not acting for the account or benefit of, US persons as defined in Regulation S under the US Securities Act of 1933, as amended.
Johannesburg, Tuesday, 22 September 2026. Harmony Gold Mining Company Limited (“Harmony”, the “Issuer” or the “Company”) is pleased to announce that it has priced its offering of US$500 million guaranteed senior unsecured convertible bonds due 2031 (the "Bonds") (the "Offering"). Capitalised terms used in this announcement but not defined have the meanings given to them in the terms and conditions of the Bonds (the "Conditions").
The net proceeds from the convertible bond offering are intended to be used for general corporate purposes.

"The Offering reflects a proactive and disciplined approach to balance sheet management from a position of strength.  It enhances funding efficiency, diversifies our capital sources and optimises our funding profile. Our capital programme remains fully funded, and we remain confident in Harmony's ability to continue creating long-term value for shareholders," said Beyers Nel, chief executive officer of Harmony.
Payments in respect of the Bonds will be guaranteed by, Harmony Gold (Australia) Pty Limited, African Rainbow Minerals Gold Limited, Avgold Limited, Chemwes Proprietary Limited, Golden Core Trade and Invest Proprietary Limited, Freegold (Harmony) Proprietary Limited, Randfontein Estates Limited, Harmony Copper Limited, Harmony Moab Khotsong Operations Proprietary Limited, MAC Copper Limited, Cobar Management Pty. Limited, Metals Acquisition Corp. (Australia) Pty Ltd and Eva Copper Mine Pty Ltd (together, the “Guarantors”).
Main terms of the Bonds
The Bonds will be issued at 100% of their principal amount (i.e. US$200,000 per Bond). Unless previously redeemed, converted or purchased and cancelled, the Bonds will be redeemed at their principal amount on or around 29 September 2031. The Bonds will pay a coupon of 1.500% per annum, payable semi-annually in arrear in equal instalments on 29 March and 29 September of each year and for the first time on 29 March 2027. The initial conversion price is ZAR 418.60 ($25.7519), representing a premium of 40.0% above the reference share price, being the placement price per share determined in the concurrent offering of existing shares (the "Delta Placement").
The conversion price will be subject to customary market-standard adjustments, including certain dividend protection provisions, in accordance with the Terms and Conditions of the Bonds.
The Bonds will, subject to any future adjustments, be convertible into approximately 19.4 million ordinary shares of the Issuer, which represents approximately 3.0% of Issuer's current issued ordinary share capital. Upon exercise of conversion rights by bondholders, the Issuer will be able to elect, at its discretion, to deliver the shares underlying the Bonds or to exercise its net share settlement option to limit dilution. In case of exercise of the net share settlement option, the value of the shares underlying the Bonds will be delivered to bondholders by making a payment in cash up to the principal amount of the Bonds and delivery of shares representing the difference with the conversion value, calculated daily over a 20 trading day period, and as further described in the Conditions. The conversion period shall commence from the date falling on the 41st business day after the Issue Date (as defined below).
The Issuer will have the option to redeem all, but not some of the Bonds at their principal amount (plus accrued but unpaid interest) in accordance with the Conditions at any time (i) on or after 20 October 2029, if the Parity Value (as defined in the Conditions) is equal to or exceeds US$300,000 for a specified period of time; or (ii) if at any time 85% or more of the principal amount of the Bonds originally issued have been converted and/or redeemed and/or purchased and cancelled (all as more fully described in the Conditions).
The Bonds may be redeemed at the option of each holder of the Bonds at the principal amount (plus accrued but unpaid interest) following the occurrence of a Change of Control or a De-Listing Event (all as more fully described in the Conditions).
The Bonds will be issued by the Issuer on or around 29 September 2026 (the “Issue Date”). Application is expected to be made for the Bonds to be admitted to trading on the Open Market (Freiverkehr) segment of the Frankfurt Stock Exchange within 30 days following the Issue Date.
In the context of the Offering, the Issuer, the Guarantors and their respective subsidiaries have agreed to a lock-up relating to equity and equity-related securities for a period of 90 calendar days from the Issue Date, subject to certain exceptions and waiver by the joint global coordinators and joint bookrunners of the Offering (the "Joint Global Coordinators" and "Joint Bookrunners").

Delta Placement
The Joint Bookrunners have concurrently placed approximately 4.1 million existing shares of the Issuer on behalf of a limited number of buyers of the Bonds who wished to sell such shares in short sales to hedge the market risk of an investment in the Bonds at a placement price of ZAR 299.00 ($18.3942) per share. The Company will not receive any proceeds from such placement.
Prospectus
No prospectus pursuant to Regulation (EU) 2017/1129 or the Prospectus Rules: Admission to Trading on a Regulated Market sourcebook (the "PRM"), nor any prospectus which complies with the South African Companies Act, 2008 (as amended) (the "SA Companies Act"), is required in respect of the Offering, and therefore, no prospectus or similar document will be published in connection with the Offering.
Contacts:
For further information, please contact:
Harmony’s Head of Investor Relations
Jared Coetzer
Telephone: +27 (0)82 746 4120
This announcement does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No action has been taken that would permit an Offering of the securities or possession or distribution of this announcement in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required to inform themselves about and to observe any such restrictions.

Forward-looking statements
This announcement includes forward-looking statements. These statements involve risks and uncertainties that could cause actual results to differ materially, including, but not limited to, whether the Issuer will offer the Bonds, the anticipated Conditions of the Offering, whether the Issuer will be able to consummate the Offering, the final terms of the Offering, the satisfaction of customary closing Conditions with respect to the Offering, prevailing market conditions, the anticipated use of the net proceeds of the Offering and the impact of general economic, industry or political conditions. Forward-looking statements may be identified by the use of the words "may," "will," "expect," "intend," and other similar expressions. These forward–looking statements are based on estimates and assumptions by the Issuer's management that, although believed to be reasonable, are inherently uncertain and subject to a number of risks. Actual results may differ materially from those anticipated or predicted by the Issuer's forward-looking statements. Prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Issuer undertake no obligation to revise or update this announcement to reflect events or circumstances after the date hereof, except as required by applicable law.
Disclaimers

This announcement may not be released, published or distributed, directly or indirectly, in or into Australia, Canada or Japan. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein comes, should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

No communication or information relating to the offering of the Bonds may be distributed to the public in a country where a registration or approval is required. No action has been or will be taken in any country in which such registration or approval would be required. The issuance by the Issuer or the subscription of the Bonds may be subject to legal and regulatory restrictions in certain jurisdictions; neither the Issuer and the Guarantors, nor the Joint Bookrunners assume any liability in connection with the breach by any person of such restrictions.
The distribution of this announcement in certain countries may constitute a breach of applicable law.

The joint lead managers of the Offering (the "Joint Lead Managers") are acting exclusively on behalf of the Issuer and no-one else in connection with the offering. They will not regard any other person as their respective client in relation to the offering and will not be responsible to anyone other than the Issuer for providing the same protections as to any of their clients or to provide advice in connection with the offering, the Bonds, the contents of this announcement or any other transaction, arrangement or other matter described herein.

The information contained herein is not and is not intended to be exhaustive. It is not advisable to rely on the information contained herein or on its accuracy or completeness. The information contained herein is subject to change by the Issuer without prior notice. Each of the Issuer, the Joint Lead Managers and their respective affiliates expressly disclaims any obligation or undertaking to update, review or revise any statement contained herein whether as a result of new information, future developments or otherwise.

This announcement does not constitute a prospectus within the meaning of Regulation (EU) 2017/1129, as amended (the “EU Prospectus Regulation”) and the Public Offers and Admissions to Trading Regulations 2024 (the “POATRs”) or the PRM.
There will be no public offering in any country in connection with the Bonds, other than to qualified investors.

This announcement does not constitute a recommendation concerning the issue of the Bonds. The value of the Bonds and the Shares of the Issuer can decrease as well as increase. Potential investors should consult a professional adviser as to the suitability of the Bonds for the person concerned. Any decision to purchase any of the Bonds should only be made on the basis of an independent review by a prospective investor of the Issuer’s publicly available information.

Each prospective investor should proceed on the assumption that it must bear the economic risk of an investment in the Bonds. None of the Issuer, the Guarantors or the Joint Lead Managers make any representation as to (i) the suitability of the Bonds for any particular investor, (ii) the appropriate accounting treatment and potential tax consequences of investing in the Bonds or (iii) the future performance of the Bonds either in absolute terms or relative to competing investments.

UK and EEA Selling Restrictions and Deemed Investor Representations
This announcement and the offering when made are only addressed to, and directed in, Member States of the European Economic Area (the “EEA”) (each, a “Member State”) and the United Kingdom, at persons who are “Qualified Investors” within the meaning of the EU Prospectus Regulation or the paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024, as applicable (“Qualified Investors”). Each person in a Member State or in the United Kingdom who initially acquires any Bonds or to whom any offer of Bonds may be made and, to the extent applicable, any funds on behalf of which such person is acquiring the Bonds that are located in a Member State or in the United Kingdom will be deemed to have represented, acknowledged and agreed that it is a Qualified Investor.

Solely for the purposes of the manufacturer's product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the bonds is only eligible counterparties, as defined in the fca handbook conduct of business sourcebook ("cobs"), and professional clients, as defined in regulation (eu) no 600/2014 as it forms part of domestic law by virtue of the european union (withdrawal) act 2018 ("uk mifir"); and (ii) all channels for distribution of the bonds to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the bonds (a "distributor") should take into consideration the manufacturer's target market assessment; however, a distributor subject to the fca handbook product intervention and product governance sourcebook (the "uk mifir product governance rules") is responsible for undertaking its own target market assessment in respect of the bonds (by either adopting or refining the manufacturer's target market assessment) and determining appropriate distribution channels.

However, a distributor subject to Product Governance Requirements is responsible for undertaking its own target market assessment in respect of the Bonds (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels. The target market assessment is without prejudice to the requirements of any contractual or legal selling restrictions in relation to any offering of the Bonds. For the avoidance of doubt, the target market assessment does not constitute: (a) an assessment of suitability or appropriateness for the purposes of MiFID II or UK MiFIR; or (b) a recommendation to any investor or group of investors to invest in, or purchase, or take any other action whatsoever with respect to the Bonds.

The Bonds are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA or in the United Kingdom. For these purposes, a retail investor means (a) in the EEA, a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; or (ii) a customer within the meaning of Directive (EU) 2016/97, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II and (b) in the United Kingdom, a person who is neither: (i) a professional client, as defined in point (8) of Article 2(1) of UK MiFIR; nor (ii) a "qualified investor" as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024.

Consequently, no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”) nor any disclosure document required by the FCA Product Disclosure Sourcebook ("DISC"), for offering or selling the Bonds or otherwise making them available to retail investors in the EEA or in the United Kingdom (as applicable) has been prepared and therefore offering or selling the Bonds or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation, DISC and the Consumer Composite Investments (Designated Activities) Regulations 2024.

In the case of any securities being offered to a potential investor in its capacity as a financial intermediary (as such term is used in Article 5(1) of the Prospectus Regulation), such financial intermediary will be deemed to have represented and agreed that the securities acquired by it in the offering have not been acquired on behalf of persons in a Member State or the United Kingdom other than Qualified Investors or persons in Member States or the United Kingdom for whom such financial intermediary has authority to make decisions on a wholly discretionary basis, nor have the securities been acquired with a view to their offer or resale in a Member State or the United Kingdom where this would result in a requirement for publication by the Issuer, the Guarantors, the Joint Lead Managers or any other bookrunner of a prospectus pursuant to Article 3 of the Prospectus Regulation, unless the prior written consent of the Joint Lead Managers has been obtained to such offer or resale.
United Kingdom
This announcement is addressed and directed only at qualified investors (i) who have professional experience in matters relating to investments falling within article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and qualified investors falling within article 49(2)(a) to (d) of the Order, and (ii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “Relevant Persons”). The Bonds are intended only for Relevant Persons and any invitation, offer or agreement related to the subscription, tender, or acquisition of the Bonds may be addressed and/or concluded only with Relevant Persons. All persons other than Relevant Persons must abstain from using or relying on this document and all information contained therein.
This announcement is not a prospectus which has been approved by the Financial Conduct Authority or any other United Kingdom regulatory authority for the purposes of the POATRs and the PRM.

United States of America
This announcement does not constitute an offer or a solicitation of an offer of securities in the United States of America. The Bonds, the guarantee in respect thereof, the ordinary shares into which the Bonds are convertible and other ordinary shares referred to herein (together, the "Securities") have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or the securities laws of any state or other jurisdiction of the United States, and may not be offered or sold within the United States of America or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and the applicable securities laws of any state or other jurisdiction of the United States. There will be no public offer of the Securities in the United States. The Bonds are being sold to certain non-U.S. persons in offshore transactions outside the United States of America in reliance on Regulation S.

South Africa
No “offer to the public” (as such term is defined in the SA Companies Act, in South Africa is being made in connection with the issue of the Bonds or any securities and accordingly this announcement does not, nor does it intend to, constitute a ‘‘registered prospectus’’, as contemplated in Chapter 4 of the SA Companies Act. Accordingly, no prospectus has been filed with the South African Companies and Intellectual Property Commission in respect of the issue or Offering of the Bonds. Any issue or Offering of the Bonds in South Africa constitutes an offer for the subscription and sale of the Bonds in South Africa only to selected investors who fall within the exemptions set out in section 96(1)(a) or (b) of the SA Companies Act and, accordingly, such offer would not be considered to be an “offer to the public” for the purposes of the SA Companies Act.

Secondary market sale and transfer of the Bonds to investors within South Africa is permitted subject to compliance with applicable laws, including the SA Companies Act, the Banks Act and South African exchange control regulations.

The information contained in this announcement constitutes factual information as contemplated in section 1(3)(a) of the South African Financial Advisory and Intermediary Services Act, 2012 (the “FAIS Act”) and should not be construed as an express or implied recommendation, guide or proposal that any particular transaction in respect of the Bonds or the ordinary shares or in relation to the business or future investments of the Issuer or the Company, is appropriate to the particular investment objectives, financial situations or needs of a prospective investor, and nothing in this announcement should be construed as constituting the canvassing for, or marketing or advertising of, financial services in South Africa. Neither the Issuer nor the Company is a financial services provider licensed as such under the FAIS Act and the Issuer and/or Company’s advisors are acting for the Issuer and/or Company (as the case may be) only in respect of the transaction and none of the Issuer, the Company, any of their respective advisors, any of the Joint Lead Managers or any of their respective affiliates, or any person acting on behalf of the Joint Lead Managers or any of their respective affiliates, is giving or purporting to have given any financial advice as contemplated in the FAIS Act to any bondholder or investor.

Australia, Canada and Japan
The Bonds may not and will not be offered, sold or purchased in Australia, Canada or Japan. The information contained herein does not constitute nor does it form part of an offer of securities for sale, or a request for an offer of purchase of securities, in Australia, Canada or Japan.

This document is not a prospectus or other disclosure document for the purposes of the Australian Corporations Act 2001 (Cth) (Corporations Act) and does not contain all information that prospective investors may require in order to make an informed decision as to whether to proceed with an investment in the Bonds. Without limiting the foregoing, the Offering is not available to any person who is not a professional or sophisticated investor who meet the requirements set out in sections 708(8), (10) or (11) of the Corporations Act and is not suitable for, and is not directed at or made to, any person who does not meet these requirements or any “retail client” as defined in section 761G of the Corporations Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: September 22, 2026	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director